Exhibit 99.1

SAP INTERIM REPORT
JANUARY – SEPTEMBER 2002

BASIS OF PRESENTATION

The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” “Group” or “Company”) as provided herein, have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). For further information, refer to the Company’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol ‘SAP’. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: http://www.sap.com.

KEY FIGURES SAP GROUP

			Change	Change
	Q3 2002	Q3 2001	total	in %

	(in € millions)
Total revenue	1,702	1,649	53	3
License revenue	435	447	(12)	(3)
Income before taxes	298	109	189	173
Net income	202	37	165	446
Number of employees, in FTE (09/30/02 vs. 09/30/01)	28,909	27,884	1,025	4

REVENUE BY REGION SAP GROUP

					License	License
	Revenue	Revenue	Change	Change	Revenue	Revenue
	Q3 2002	Q3 2001	total	in %	Q3 2002	Q3 2001

	(in € millions)
Total	1,702	1,649	53	3	435	447
— at constant currency rates				10
EMEA	913	841	72	9	241	244
— at constant currency rates				10
Asia Pacific	203	195	8	4	53	61
— at constant currency rates				12
Americas	586	613	(27)	(4)	141	142
— at constant currency rates				11

MANAGEMENT DISCUSSION AND ANALYSIS

Sales improved slightly in the third quarter compared to the same period last year to € 1.7 billion (2001: € 1.65 billion). At constant currencies, revenues would have been up 10% compared to third quarter 2001. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) were € 390 (2001: € 235 million).

Operating income for the third quarter of 2002 increased significantly to € 336 million (2001: € 159 million). Third quarter operating income, before charges for stock-based compensation programs and acquisition related costs, improved from the previous year to € 316 million (2001: € 201 million). The third quarter operating margin, before stock-based compensation and acquisition related charges, increased to 19% (2001: 12%).

Net income for the third quarter of 2002 was € 202 million (2001: € 37 million), or € 0.65 per share (2001: € 0.12 per share). Excluding extraordinary gains, acquisition charges and other impairment costs of minority investments (including Commerce One), net income for the third quarter of 2002 was € 228 million (2001: € 86 million), or € 0.73 per share (2001: € 0.27 per share).

For the quarter, revenues in the Europe, Middle East and Africa (EMEA) region increased 9% to € 913 million (2001: € 841 million). Despite the concerns about a weak economic environment in Europe, EMEA is typically a strong region for SAP and the Company expects that trend to continue. Revenues in the Americas region were down 4% to € 586 million (2001: € 613 million). At constant currency rates, however, revenues in the Americas would have increased 11%. While revenues in the Americas were down, the Company is pleased with this performance and the region appears to have stabilized. Revenues in the Asia-Pacific region (APA) increased 4% to € 203 million (2001: € 195 million).

Product revenues in the third quarter rose to € 1.04 billion (2001: € 995 million). License revenues were € 435 million (2001: € 447 million) and consulting and training revenues were € 545 million (2001: € 524 million) and € 97 million (2001: € 113 million), respectively. The number of full-time equivalent employees at September 30, 2002, was 28,909, a decrease of 2% since June 30, 2002.

In the third quarter of 2002, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately € 93 million, up 19% from 2001 (€ 78 million) and represented 21% of total license sales. mySAP SCM (Supply Chain Management) related revenues totaled approximately € 95 million, down 3% from 2001 (€ 98 million) and represented 22% of total license sales. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

In a display of confidence in the Company, SAP announced that it currently intends to purchase an additional € 100 million of stock over the next few months under its buyback program approved at the shareholders’ meeting in May 2002. So far, the Company has bought back € 250 million of stock in 2002. As in the past, the Company will conduct all of its share repurchases in accordance with applicable laws and regulations, especially in a manner that should not materially impact the share price as stated under German laws.

NINE MONTHS RESULTS

For the first nine months ended September 30, 2002, sales increased 2% over 2001 to € 5.14 billion (2001: € 5.03 billion). Operating income before charges for stock-based compensation programs and acquisition related charges was € 877 million (2001: € 858 million). License revenues for the first nine month period declined 14% to € 1.33 billion (2001: € 1.55 billion). Consulting revenues were € 1.63 billion (2001: € 1.51 billion) and training revenues were € 322 million (2001: € 349 million). For the first nine months of 2002, sales in the APA region were up 1% to € 597 million (2001: € 593 million). In the EMEA region, revenues increased 7% to € 2.78 billion (2001: € 2.6 billion), and in the Americas revenues declined 4% to € 1.77 billion (2001: € 1.83 billion).

OUTLOOK

The Company has been committed to reducing costs and to allocating resources to match the longer term IT spending patterns of its customers. Thus far, the Company has met with success in its cost reduction and efficiency improvement program. Additionally, the sales pipeline remains strong and the Company expects that it will continue to gain market share. On the other hand the overall political and economic environment is currently unpredictable and it is difficult to forecast revenues. As a result, the Company removed its previous revenue guidance for 2002 and is not providing additional revenue guidance at this time. However, SAP expects its operating margin, excluding stock-based compensation and acquisition related charges, to improve at least one percentage point over the 20% achieved in 2001 even if 2002 revenues remain relatively flat compared to 2001 revenues.

THIRD QUARTER HIGHLIGHTS

The Company announced Bill McDermott as its new President and CEO of the Americas. Bill McDermott will be responsible for all of SAP’s business activities in the United States and Canada and will report directly to Léo Apotheker, president of Global Field Operations and executive board member of SAP AG. Bill McDermott, former executive vice president of worldwide sales operations at Siebel Systems, has more than twenty years of experience in the technology industry and has served in a variety of executive level positions.

SAP continues to gain market share and win key deals across its product range. Key contracts in the third quarter include Adobe, British Columbia, Caterpillar, and Ford, in the Americas; in EMEA Adidas-Salomon, Benetton, DaimlerChrysler, and Winterthur; and in Asia/Pacific Kyushu Electric, Lee Kum Kee Foods, Oil & Gas Corp., and Sinopec among others.

SAP held its international e-business conferences, SAPPHIRE ’02 Lisbon and Tokyo, attracting more than 17,000 attendees. SAP unveiled new solution innovations and showcased key customers that are leveraging SAP technology to meet the challenges of today’s global business environment. More than 86 companies were on site to talk about how and why they use SAP solutions to solve their real-world business problems.

SAP rolled out the newest version of mySAP Customer Relationship Management (mySAP CRM), delivering the world’s first fully portal-based CRM solution. Portal technology integrated with SAP’s CRM solution provides users with the full suite of CRM functions and the ease-of-use and rolebased information of the portal.

SAP extended its portfolio of cross applications (xApps), including development of the new SAP xApp Employee Productivity (SAP xEP) and the SAP xApp Resource and Program Management (SAP xRPM). SAP recently debuted xApps, which build on existing applications within and across enterprise boundaries, supporting cross-functional business processes to maximize strategic assets, realize greater return on investment, and lower total cost of ownership.

SAP is delivering on its SMB strategy with key wins and increased functionality. SAP continues to roll out its small and midsize business (SMB) offering and recently announced that Osram Light Consulting is among the first customers to select SAP Business One to link operations to its parent company. Other current pilot users include Goebel und Mattes, Scherer Werbung, Reha Vision, Alex und Gross, Maeder Computer Systems, and Metallica.

SAP announced the creation of the SAP Global Custom Development Services organization. The new unit will concentrate all of SAP’s custom development resources in a single global organization to more effectively help customers gain maximum value and competitive advantage from their technology investment.

SAP began shipping R/3 Enterprise in July. 70 customers are engaged in phase one. R/3 Enterprise provides customers with unmatched flexibility. It is built using the latest technologies including JAVA, ABAP, exchange infrastructure, and web services, all open technologies enabling customers more flexibility in upgrading their enterprise solutions.

      In the first nine months of 2002, the number of employees rose from 28,410 to 28,909. This is mainly due to an increase of employees in Research and Development as well as in the EMEA region.

HEAD COUNT

Number of employees
(in full time equivalents)

			Absolute
	09/30/2002	12/31/2001	increase

Research & Development	7,954	7,491	463
Service & Support	12,824	12,883	(59)
Sales & Marketing	5,103	5,001	102
General & Administration	3,028	3,035	(7)

SAP Group	28,909	28,410	499

EMEA	19,306	18,438	868
Americas	6,390	6,726	(336)
Asia/Pacific	3,213	3,246	(33)

CONSOLIDATED BALANCE SHEETS

	09/30/2002	12/31/2001

	(in € millions)
	(unaudited)
ASSETS
Intangible assets	460	500
Property, plant and equipment	1,019	997
Financial assets	174	707

Fixed assets	1,653	2,204

Accounts receivables	1,711	2,212
Inventories and other assets	234	182
Liquid assets/marketable securities	981	964

Current assets	2,926	3,358
Deferred taxes	376	480
Prepaid expenses	128	154

Total assets	5,083	6,196

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	2,478	3,110
Minority interest	59	63
Reserves and accrued liabilities	1,173	1,428
Other liabilities	765	1,218
Deferred income	608	377

Total shareholders’ equity and liabilities	5,083	6,196

Days sales outstanding	91	94

CONSOLIDATED STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30

	2002	2001

	(in € millions)
	(unaudited)
Net income before minority interest	35	262
Minority interest	4	9

Net income	39	271

Depreciation and amortization	165	200
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	(4)	(9)
In Process R&D	0	6
Losses from equity investments, net	382	122
Write-downs of financial assets, net	121	27
Impacts of hedging	62	89
Change in accounts receivable and other assets	442	372
Change in deferred stock compensation	6	(7)
Change in reserves and liabilities	(469)	(583)
Change in deferred taxes	41	26
Change in other current assets	16	(80)
Change in deferred income	231	180

Net cash provided by operating activities	1,032	614

Purchase of intangible assets and property, plant and equipment	(222)	(273)
Purchase of financial assets	(37)	(46)
Change in the scope of consolidation	1	(1)
Proceeds from disposal of fixed assets	35	37
Investment in Commerce One	(2)	(304)
Purchase of TopTier, net of cash acquired	0	(379)
Change in liquid assets (maturities greater than 90 days) and marketable securities	(1)	25

Net cash used in investing activities	(226)	(941)

Dividends paid	(182)	(180)
Effect of 2000 STAR-hedge, net	0	(120)
Purchase of treasury stock	(250)	(94)
Impacts of convertible bonds, net	6	4
Other changes to additional paid-in-capital	(2)	(4)
Repayments of/proceeds from line of credit and long-term debt	(181)	482
Effect of 2001 STAR-hedge	0	(68)
Effect of 2002 STAR-hedge	(43)	0

Net cash used in financing activities	(652)	20

Effect of foreign exchange rates on cash and cash equivalents	(138)	(42)

Net change in cash and cash equivalents	16	(349)

Cash and cash equivalents at the beginning of the period	861	1,043

Cash and cash equivalents at the end of the period	471	684

CONSOLIDATED INCOME STATEMENTS THREE MONTHS ENDED SEPTEMBER 30

			Change since
			previous year
	2002	2001	in %

	(In € millions)
	(unaudited)
Software revenue	435	447	(3)%
Maintenance revenue	603	548	10%
Product revenue	1,038	995	4%
Consulting revenue	545	524	4%
Training revenue	97	113	(14)%
Service revenue	642	637	1%
Other revenue	22	17	29%

Total revenue	1,702	1,649	3%

Cost of product	(199)	(203)	(2)%
Cost of service	(471)	(510)	(8)%
Research and development	(196)	(217)	(10)%
Sales and marketing	(378)	(438)	(14)%
General and administration	(85)	(97)	(12)%
Other income/expenses, net	(38)	(25)	52%

Total operating expense	(1,366)	(1,490)	(8)%

Operating income	336	159	111%
Other non-operating income/expenses, net	0	20	(100)%
Financial income, net	(38)	(70)	(46)%

Income before income taxes	298	109	173%
Income taxes	(100)	(69)	45%
Minority interest	(2)	(3)	(33)%

Net income before extraordinary gain	196	37	430%
Extraordinary gain	6	0	n/a

Net Income	202	37	446%

Basic earnings per share (in €)	0.65	0.12	442%

Weighted average shares outstanding (in thousands of shares)	312,295	314,239

SAP GROUP CONSOLIDATED INCOME STATEMENTS NINE MONTHS ENDED SEPTEMBER 30

			Change since
			previous year
	2002	2001	in %

	(In € millions)
	(unaudited)
Software revenue	1,333	1,551	(14)%
Maintenance revenue	1,795	1,548	16%
Product revenue	3,128	3,099	1%
Consulting revenue	1,629	1,511	8%
Training revenue	322	349	(8)%
Service revenue	1,951	1,860	5%
Other revenue	59	67	(12)%

Total revenue	5,138	5,026	2%

Cost of product	(625)	(589)	6%
Cost of service	(1,461)	(1,434)	2%
Research and development	(648)	(653)	(1)%
Sales and marketing	(1,218)	(1,283)	(5)%
General and administration	(296)	(279)	6%
Other income/expenses, net	(48)	(50)	(4)%

Total operating expense	(4,296)	(4,288)	0%

Operating income	842	738	14%
Other non-operating income/expenses, net	28	(9)	(411)%
Financial income, net	(552)	(170)	225%

Income before income taxes	318	559	(43)%
Income taxes	(285)	(288)	(1)%
Minority interest	(4)	(9)	(56)%

Net income before extraordinary gain	29	262	(89)%
Extraordinary gain	6	0	n/a

Net Income	35	262	(87)%
Basic earnings per share (in €)	0.11	0.83	(87)%

Weighted average shares outstanding (in thousands of shares)	313,485	314,317

ADDITIONAL INFORMATION THREE MONTHS ENDED SEPTEMBER 30

			Change since
			previous year
	2002	2001	in %

	(in € millions) (unaudited)
Operating Income	336	159	111%
Depreciation and Amortization	54	76	(29)%

EBITDA	390	235	66%
As a % of sales	23%	14%

Operating income	336	159	111%
Total stock based compensation	(25)	21	(219)%
TopTier acquisition costs	5	21	(76)%

Operating income excluding stock based compensation and TopTier acquisition costs	316	201	57%

As a % of sales	19%	12%
Income before income taxes	298	109	173%
Income taxes	100	69	45%

Effective tax rate	34%	63%
Net income excluding extraordinary gain as well as acquisition cost of TopTier, Commerce One and other impairment costs of minority interest	228	86	165%

Earnings per share excluding extraordinary gain as well as acquisition cost of TopTier, Commerce One and other impairment costs of minority interest (in €)	0.73	0.27	170%

ADDITIONAL INFORMATION NINE MONTHS ENDED SEPTEMBER 30

			Change since
			previous year
	2002	2001	in %

	(in € millions) (unaudited)
Operating Income	842	738	14%
Depreciation and Amortization	165	200	(18)%
In-Process R&D	0	6	(100)%

EBITDA	1,007	944	7%
As a % of sales	20%	19%

Operating income	842	738	14%
Total stock based compensation	17	79	(78)%
TopTier acquisition costs	18	41	(56)%

Operating income excluding stock based compensation and TopTier acquisition costs	877	858	2%
As a % of sales	17%	17%

Income before income taxes	318	559	(43)%
Income taxes	285	288	(1)%

Effective tax rate	90%	52%

Net income excluding extraordinary gain as well as acquisition cost of TopTier, Commerce One and other impairment costs of minority interest	537	438	22%

Earnings per share excluding extraordinary gain as well as acquisition cost of TopTier, Commerce One and other impairment costs of minority interest (in €)	1.71	1.39	23%

FINANCIAL CALENDAR 2003

January 30	Preliminary figures for fiscal 2002
Press, Analyst, and Telephone Conference in Frankfurt, Germany
May 9	Annual General Meeting in Mannheim, Germany
May 12	Dividend payment

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